QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.5

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the report of Thomson Reuters Corporation (the "Corporation") on Form 6-K for the period ended June 30, 2008, as furnished to the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas H. Glocer, Chief Executive Officer of the Corporation, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: August 13, 2008

/s/ Thomas H. Glocer Thomas H. Glocer Chief Executive Officer

A signed original of this written statement has been provided to Thomson Reuters and will be retained by Thomson Reuters and furnished to the Securities and Exchange Commission or its staff upon request.

QuickLinks

  EXHIBIT 99.5
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002